UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)
Norsemont Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

656529104
(CUSIP Number)

Simon M. Lorne, Esq. Millennium Management LLC 666 Fifth Avenue, 8th Floor New York, New York 10103 (212) 841-4100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐ .

SCHEDULE 13D

CUSIP No. 656529104
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). MLP Investments (Luxembourg) S.à r.l. 98-0460806
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (see Item 6)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 656529104
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Integrated Holding Group LP 13-3631307
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (see Item 6)
14	TYPE OF REPORTING PERSON HC, PN

SCHEDULE 13D

CUSIP No. 656529104
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium International Management LP 13-3994985
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (see Item 6)
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 656529104
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium International Management GP LLC 20-5077371
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (see Item 6)
14	TYPE OF REPORTING PERSON HC, OO

SCHEDULE 13D

CUSIP No. 656529104
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Millennium Management LLC 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (see Item 6)
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 656529104
1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,500,000 (see Item 6)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,500,000 (see Item 6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,500,000 (see Item 6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% (see Item 6)
14	TYPE OF REPORTING PERSON IN

Explanatory Note

Introduction

   This Amendment No. 2 to Schedule 13D ("Amendment No. 2 to Schedule 13D") amends Amendment No. 1 to Schedule 13D filed on September 27, 2007 ("Amendment No. 1 to Schedule 13D") by the Reporting Persons (as defined in Item 2, below) relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Norsemont Mining Inc., a British Columbia, Canada corporation (the "Issuer").

   Amendment No. 2 to Schedule 13D (i) amends and restates Item 2, Item 5 and Item 6 and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership since the filing of Amendment No. 1 to Schedule 13D for each Reporting Person. Except for the above-referenced amendment, Amendment No. 2 to Schedule 13D does not modify any of the information previously reported on Amendment No. 1 to Schedule 13D.

Item 1.      Security and Issuer.

   The name of the Issuer is Norsemont Mining Inc. The address of the Issuer’s offices is Suite 507-700 West Pender Street, Vancouver, British Columbia, V6C 1G8. Amendment No. 2 to Schedule 13D relates to the Issuer’s common stock, no par value (the "Common Stock").

Item 2.      Identity and Background.

   (a)-(c), (f).  This statement is being filed by MLP Investments (Luxembourg) S.à r.l., a company organized under the laws of Luxembourg ("MLP Investments (Luxembourg)").

   Integrated Holding Group LP, a Delaware limited partnership ("Integrated Holding Group") is the 100% shareholder of MLP Investments (Luxembourg), and consequently may be deemed to have voting control and investment discretion over securities owned by MLP Investments (Luxembourg). Millennium Management LLC, a Delaware limited liability company ("Millennium Management") is the general partner of Integrated Holding Group and consequently may be deemed to have voting control and investment discretion over securities owned by Integrated Holding Group. Millennium International Management LP, a Delaware limited partnership ("Millennium International Management") is the investment manager to MLP Investments (Luxembourg), and consequently may be deemed to have voting control and investment discretion over securities owned by MLP Investments (Luxembourg). Millennium International Management GP LLC, a Delaware limited liability company ("Millennium International Management GP") is the general partner of Millennium International Management, and consequently may be deemed to have voting control and investment discretion over securities deemed to be beneficially owned by Millennium International Management. Israel A. Englander ("Mr. Englander") is the managing member of Millennium Management and of Millennium International Management GP, and consequently may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management or Millennium International Management GP, as the case may be. The foregoing should not be construed in and of itself as an admission byI ntegrated Holding Group, Millennium Management, Millennium International Management, Millennium International Management GP or Mr. Englander as to beneficial ownership of the shares owned by MLP Investments (Luxembourg). MLP Investments (Luxembourg), Integrated Holding Group, Millennium Management, Millennium International Management, Millennium International Management GP and Mr. Englander will be collectively referred to as the reporting persons ("Reporting Persons") in this Amendment No. 2 to Schedule 13D.

   The business address for Millennium Management, Integrated Holding Group and Mr. Englander is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103. The business address for MLP Investments (Luxembourg), Millennium International Management, and Millennium International Management GP is c/o Millennium International Management LP, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

   (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e)  On December 1, 2005, Millennium Management, Millennium International Management and Mr. Englander, together with Millennium Partners, L.P. ("Millennium Partners") and certain related persons and entities, entered into settlements with the Securities and Exchange Commission ("SEC") and the Attorney General of the State of New York (the "NYAG") relating to allegations that Millennium Partners had engaged in a pattern of deceptive "market timing" of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund "late trading" in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

   Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the "Exchange Act"), and prophylactic relief.

Item 3.      Source and Amount of Funds or Other Consideration.

   On September 13, 2007, MLP Investments (Luxembourg) acquired 3,000,000 units ("Unit") for C$1.60 per Unit for total consideration of C$4,800,000 in a private placement. Each Unit consists of one share of the Issuer’s Common Stock and one-half of a warrant ("Warrant") to purchase the Issuer’s Common Stock. Each whole Warrant entitles the holder to acquire one share of the Issuer’s Common Stock at an exercise price of C$1.95 per share. MLP Investments (Luxembourg) effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.       Purpose of Transaction.

   The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis, through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.

   The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

   Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5.      Interest in Securities of the Issuer.

   (a)  As of the date hereof, MLP Investments (Luxembourg) is the beneficial owner of (i) 3,000,000 shares of Common Stock and (ii) Warrants to purchase 1,500,000 shares of Common Stock. As previously reported in Amendment No. 1 to Schedule 13D, while MLP Investments (Luxembourg) held an aggregate of 1,500,000 Warrants, it had agreed, until it received approval from the Toronto Stock Exchange, not to exercise such Warrants to the extent that MLP Investments (Luxembourg) would own 10% or more the Issuer’s issued and outstanding Common Stock. On November 23, 2007, MLP Investments (Luxembourg) received such approval from the Toronto Stock Exchange and is now deemed to beneficially own all 1,500,000 Warrants.

   Integrated Holding Group, as the 100% shareholder of MLP Investments (Luxembourg), may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

   Millennium Management, as the general partner of Integrated Holding Group, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

   Millennium International Management, as the investment manager to MLP Investments (Luxembourg), may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

   Millennium International Management GP, as the general partner of Millennium International Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

   Mr. Englander, as the managing member of Millennium International Management GP and Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by MLP Investments (Luxembourg).

   Accordingly, as of the date of this filing, MLP Investments (Luxembourg), Integrated Holding Group, Millennium Management, Millennium International Management, Millennium International Management GP and Mr. Englander may be deemed to be beneficial owners of 4,500,000 shares of Common Stock which represents 11.4% of the Issuer’s Common Stock (based on 37,912,878 shares of Common Stock outstanding, as reported by the Issuer in a press release dated November 15, 2007).

   The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management, Millennium International Management, Millennium International Management GP or Mr. Englander as to beneficial ownership of the shares held by MLP Investments (Luxembourg).

   (b)  MLP Investments (Luxembourg), Integrated Holding Group, Millennium Management, Millennium International Management, Millennium International Management GP and Mr. Englander may be deemed to hold shared power to vote and to dispose of the 4,500,000 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Integrated Holding Group, Millennium Management, Millennium International Management, Millennium International Management GP or Mr. Englander as to beneficial ownership of the shares held by MLP Investments (Luxembourg).

   (c)  Transactions in the Issuer’s Common Stock during the past 60 days: MLP Investments (Luxembourg) has not effected any transactions in the Issuer’s Common Stock during the past 60 days.

   (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   In connection with arrangements with MLP Investments (Luxembourg)’s prime brokers, such prime brokers are permitted to lend securities in MLP Investments (Luxembourg)’s accounts to the extent permitted by debit balances in such account. MLP Investments (Luxembourg) generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, MLP Investments (Luxembourg) (or its prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand. However, it should be noted that shares lent by MLP Investments (Luxembourg) or its prime brokers may not be able to be recalled in advance of an applicable record date and thus, such loaned shares may not be able to be voted by MLP Investments (Luxembourg).

   There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.      Material to Be Filed as Exhibits.

   Exhibit I:  Joint Filing Agreement, dated as of November 26, 2007, by and among MLP Investments (Luxembourg) S.à r.l., Integrated Holding Group LP, Millennium International Management LP, Millennium International Management GP LLC, Millennium Management LLC and Israel A. Englander.

SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2007

MLP INVESTMENTS (LUXEMBOURG) S.À R.L. By: Millennium International Management LP, as investment manager
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP LP By: Millennium Management LLC, its general partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT LLC
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

    This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value, of Norsemont Mining Inc., a British Columbia, Canada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: November 26, 2007

MLP INVESTMENTS (LUXEMBOURG) S.À R.L. By: Millennium International Management LP, as investment manager
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
INTEGRATED HOLDING GROUP LP By: Millennium Management LLC, its general partner
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT LP
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM INTERNATIONAL MANAGEMENT GP LLC
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT LLC
By: /s/ Terry Feeney
Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander